September 5, 2024

Zaid Pardesi
Chief Executive Officer
Oaktree Acquisition Corp. III Life Sciences
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp. III Life Sciences
           Draft Registration Statement on Form S-1
           Submitted August 7, 2024
           CIK No. 0002029769
Dear Zaid Pardesi:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure in the fifth paragraph of the cover page regarding some of the potential conflicts of interest that your sponsor, co-founders and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item 1602(a)(5) of Regulation S-K.
Summary, page 1

2. We note your disclosure on page 44 that you may seek additional financing. Please revise your summary to provide the information required by Item 1602(b)(5) of Regulation S-K.
 September 5, 2024
Page 2
Our Acquisition Process, page 10

3. We note that you are not prohibited from pursuing an initial business combination with an affiliated entity and that you will obtain an opinion from an independent investment banking firm or an independent valuation or accounting firm as to the fairness of the transaction. In your summary here, and on page 121, expand to describe the conflicts of interest that may arise in the event you do pursue an initial business combination with an affiliated entity.
Other Considerations and Conflicts of Interest, page 11

4. We note that you may seek to extend the time to complete a business combination beyond
       24 months. Please disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Please also disclose the consequences to the sponsor of not completing an extension of this time period. Please also revise page 36.
       See Item 1602(b)(4) of Regulation S-K.
5. Please revise the disclosures on pages 12 and 21, outside of the tables, to describe the extent to which the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of
       Regulation S-K.
6. Please disclose the additional conflicts of interest relating to repayment of loans, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See
       Item 1602(b)(7) of Regulation S-K.
7. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the
       SPAC will be able to negotiate. In this regard, we note your disclosure on page 51 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination.
8. Please disclose the basis for your statement on page 13 that you do not believe that the fiduciary duties of your officers and directors will materially affect your ability to complete your initial business combination.
Risk Factors
We may not be able to complete a business combination with certain potential target companies..., page 66

9. Please expand your risk factor to clarify that your warrants would expire worthless.
The recent 1% U.S. federal excise tax on stock buybacks could be imposed on redemptions..., page 90

10. We note your disclosure on page 1 that you may withdraw interest for permitted withdrawals, including the payment of taxes. We also note disclosure regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination
 September 5, 2024
Page 3

       involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.
Dilution, page 104

11.    It appears that the column headings "With Over-Allotment" and "Without
Over-
       Allotment" are transposed in the table on page 105. Please advise and revise if necessary.
Proposed Business, page 114

12. Here and under "Experience with Special Purpose Acquisition Companies" where you note your management's experience completing initial business combinations by Oaktree
       Acquisition Corp. and Oaktree Acquisition Corp. II, disclose any extensions and redemption levels in connection with any extensions and/or the business combination.
       See Item 1603(a)(3) of Regulation S-K.
13. Please revise your disclosure to provide a detailed description of the terms of the letter agreement. Please refer to Item 1603(a)(5) of Regulation S-K.
Other Considerations and Conflicts of Interest, page 122

14. Disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, or that have resulted or could result in the surrender or cancellation of such securities, including in connection with a PIPE financing, earnout provision, or founder shares to be transferred to the independent directors. See Item
       1603(a)(6) of Regulation S-K.
15. Please disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. See Item 1603(a)(6) of Regulation S-K.
16. Please revise to disclose all persons who have direct and indirect material interests in the
       SPAC sponsor, as well as the nature and amount of their interests. Please see Item
       1603(a)(7) of Regulation S-K.
17. Disclose the conflict of interest that may arise from terms of warrants held by your sponsor that enable the sponsor to profit at times when an unaffiliated security holder cannot profit, such as when you may call the warrants for redemption as described on page 20. See Item 1603(b) of Regulation S-K.
Management
Executive Officer and Director Compensation, page 152

18. Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-
       K.
Description of Securities
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 190

19. Please revise to provide all the information required by Item 1603(a)(9) of Regulation S-
       K. In this regard, please disclose the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement,
 September 5, 2024
Page 4



       arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding.
       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Christian O. Nagler, Esq.